1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM 6-K
___________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2007.
___________________

Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
___________________

No. 12B Fuxing Road
Haidian District, Beijing
People's Republic of China 100814
(Address of principal executive offices)
___________________

         [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F      X       Form 40-F

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                No      X

         [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              ]

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date May 22, 2007	By /s/ Liu Qiang Name: Liu Qiang Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Aluminum Corporation of China Limited* (a joint stock limited company incorporated in the People's Republic of China with limited liability) (Stock Code: 2600) NOTICE OF SPECIAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that a Special General Meeting of Aluminum Corporation of China Limited (the "Company") will be held at 9:00 a.m. on Tuesday, 10 July 2007 at the Conference Room, No. 62 North Xizhimen Street, Haidian District, Beijing, the People's Republic of China (the "PRC") for the following purposes:

Ordinary Resolutions

1.	To consider and approve the proposal for the declaration of the Company's final dividend for the year 2006.

2.	To consider and approve the proposal to pay a discretionary bonus for the year 2006 to the directors, supervisors and other senior management of the Company.

3.	To consider and approve the proposal to renew the liability insurance for the directors, supervisors and other senior management of the Company for the year of 2007/2008.

For details of the above resolutions, please refer to the announcement of the Company dated 18 May 2007.

As at the date hereof, the members of the Board of Directors comprise Mr. Xiao Yaqing, Mr. Luo Jianchuan, Mr. Chen Jihua, Mr. Liu Xiangmin (Executive Directors); Mr. Shi Chungui and Mr. Helmut Wieser (Non-executive Directors); Mr. Poon Yiu Kin, Samuel, Mr. Kang Yi and Mr. Zhang Zuoyuan (Independent Non-executive Directors).

By order of the Board of Directors of Aluminum Corporation of China Limited* Xiao Yaqing Chairman
Beijing, the PRC 21 May 2007 Notes:

(a)

The H Share register of members of the Company will be closed from Monday, 11 June 2007 to Tuesday, 10 July 2007 (both days inclusive), during which period no transfer of H Shares will be effected. Any holders of H Shares of the Company, whose names appear on the Company's Register of Members at the close of business on Friday, 8 June 2007, are entitled to attend and vote at the SGM after completing the registration procedures for attending the meeting.

The address of Hong Kong Registrars Limited, the H Share Registrar of the Company, is as follows:

46/F, Hopewell Centre
183 Queen's Road East
Wanchai
Hong Kong

(b)

Holders of Domestic or H Shares, who intend to attend the SGM, must complete the reply slip for attending the SGM and return them to the Office of the Secretary to the Board of Directors of the Company not later than 20 days before the date of the SGM, i.e. Wednesday, 20 June 2007. Details of the Secretary Office to the Board of Directors of the Company are as follows:

No. 62 North Xizhimen Street
Haidian District
Beijing
PRC
Postal code: 100082
Tel: 86-10-8229 8150, 8229 8162
Fax: 86-10-8229 8158

(c)

Each holder of H Shares who has the right to attend and vote at the SGM is entitled to appoint in writing one or more proxies, whether a shareholder or not, to attend and vote on his behalf at the SGM. A proxy of a shareholder who has appointed more than one proxy may only vote on a poll.

(d)

The instrument appointing a proxy must be in writing under the hand of the appointer or his attorney duly authorised in writing. If that instrument is signed by an attorney of the appointer, the power of attorney authorizing that attorney to sign, or other documents of authorization, must be notarially certified.

(e)

To be valid, for holders of H shares, the form of proxy, and if the form of proxy is signed by a person under a power of attorney or other authority on behalf of the appointer, a notarially certified copy of that power of attorney or other authority, must be delivered to the Company's H Share Registrar, Hong Kong Registrars Limited, the address of which is set out in Note (a) above, not less than 24 hours before the time for holding the SGM in order for such document to be valid.

(f)

Each holder of Domestic Shares is entitled to appoint in writing one or more proxies, whether a shareholder or not, to attend and vote on its behalf at the SGM. Notes (c) and (d) also apply to holders of Domestic Shares, except that the proxy form or other documents of authority must be delivered to the Secretary Office to the Board of Directors, the address of which is set out in Note (b) above, not less than 24 hours before the time for holding the SGM in order for such documents to be valid.

(g)

If a proxy attends the SGM on behalf of a shareholder, he should produce his ID card and the instrument signed by the proxy or his legal representative, and specifying the date of its issuance. If a legal person shareholder appoints a corporate representative to attend the SGM, such representative should produce his/her ID card and the notarized copy of the resolution passed by the Board of Directors or other authorities or other notarized copy of the licence issued by such legal person shareholder.

(h)	The SGM is expected to last for half a day. Shareholders attending the SGM are responsible for their own transportation and accommodation expenses.

* For identification only

Aluminum Corporation of China Limited*
(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2600)

FORM OF PROXY FOR SPECIAL GENERAL MEETING
TO BE HELD ON TUESDAY, 10 JULY, 2007

No. of shares to which this Proxy relates[1]
Type of shares (domestic shares or H shares) to which this Proxy relates[2]

I/We3________________________________________________________________________________________________________________________________
of __________________________________________________________________________________________________________________________________
being shareholder(s) of ALUMINUM CORPORATION OF CHINA LIMITED (the "Company") hereby appoint[4] the Chairman of the Meeting or of ___________
_____________________________________________________________________________________________________________________________________
_____________________________________________________________________________________________________________________________________
as my/our proxy to attend, act and vote for me / us and on my / our behalf at the Special General Meeting of the Company to be held at the Conference Room at No.62 North Xizhimen Street, Haidian District, Beijing, the People's Republic of China on Tuesday, 10 July, 2007 at 9:00 a.m. and at any adjournment thereof as hereunder indicated in respect of the resolutions set out in the Notice of Special General Meeting, and, if no such indication is given, as my / our proxy thinks fit.

	ORDINARY RESULTIONS	For[5]	Against[5]
1.	To consider and approve the proposal for the declaration of the Company's final dividend for the year 2006.
2.	To consider and approve the proposal to pay a discretionary bonus for the year 2006 to the directors, supervisors and other senior management of the Company.
3.	To consider and approve the proposal to renew the liability insurance for the directors, supervisors and other senior management of the Company for the year of 2007/2008.

Dated this _______________ day of _______________ 2007	Signature(s)[6]: ______________________________

Notes:

1.

Please insert the number of shares registered in your name(s) to which the proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares in the capital of the Company registered in your name(s).

2.	Please also insert the type of shares (domestic shares or H shares) to which the proxy relates.

3.	Please insert the full name(s) (in Chinese or in English, as shown in the register of members) and registered address(es) in BLOCK LETTERS.

4.

If any proxy other than the Chairman of the Meeting is preferred, delete the words "the Chairman of the Meeting or" and insert the name and address of the proxy desired in the space provided. A shareholder may appoint one or more proxies to attend and vote in his stead. A proxy need not be a shareholder of the Company. A proxy of a shareholder who has appointed more than one proxy may only vote on a poll. ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE DULY INITIALLED BY THE PERSON(S) WHO SIGN(S) IT.

5.

IMPORTANT: IF YOU WISH TO VOTE FOR ANY RESOLUTION, tick IN THE BOX MARKED "FOR". IF YOU WISH TO VOTE AGAINST ANY RESOLUTION, tick IN THE BOX MARKED "AGAINST". Failure to tick the box will entitle your proxy to cast your vote at his discretion. Your proxy will also be entitled to vote at his discretion on any resolutions properly put to the Special General Meeting other than those referred to in the notice convening the Special General Meeting.

6.

This form of proxy must be signed by you or your attorney duly authorised in writing or, in the case of a legal person, must either be executed under its seal or under the hand of a legal representative or other attorney duly authorised to sign the same. If this form of proxy is signed by an attorney of the appointer, the power of attorney authorising that attorney to sign, or other document of authorisation, must be notarially certified.

7.

Where there are joint registered holders of any share, any one of such persons may vote at the Meeting, either personally or by proxy, in respect of such share as if he were solely entitled thereto, but if more than one of such joint holders is present at the Meeting, personally or by proxy, then one of the persons so present whose name stands first on the register in respect of such share shall alone be entitled to vote in respect thereof.

8.

To be valid, for holders of domestic shares, this form of proxy, together with the notarially certified power of attorney or other document of authorisation, must be delivered to the Secretary Office to the Board of Directors at the business address of the Company, Aluminum Corporation of China Limited, No.62 North Xizhimen Street, Haidian District, Beijing, the People's Republic of China 100082, not less than 24 hours before the time appointed for the Meeting. In order to be valid, for holders of H shares, the above documents must be delivered to Hong Kong Registrars Limited, 46th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong within the same period.

* For identification only

Aluminum Corporation of China Limited* (a joint stock limited company incorporated in the People's Republic of China with limited liability) (Stock Code: 2600) REPLY SLIP

To: Aluminum Corporation of China Limited (the "Company")

I/We1 (Chinese name): _______________________________________ (English name): __________________________________________________________ of
___________________________________________________________________________________________________________________________________
being the registered holder(s) of2 ______________________________________________________ domestic/H3 share(s) of RMB1.00 each in the capital of the Company, hereby inform the Company that I/we intend to attend (in person or by proxy) the Special General Meeting of the Company to be held at 9:00 am on Tuesday, 10 July, 2007 at the Conference Room at No. 62 North Xizhimen Street, Haidian District, Beijing, the People's Republic of China.

Date: ______________________________ 2007	Signature(s): ______________________________

Notes:

1.	Please insert full name(s) (in Chinese or in English, as shown in the register of members) and registered address(es) in block letters.

2.	Please insert the number of shares registered under your name(s).

3.	Please delete the inappropriate.

4.

The completed and signed reply slip should be delivered to the Secretary Office of the Board of Directors of the Company at the business address of the Company at No. 62 North Xizhimen Street, Haidian District, Beijing 100082, the People's Republic of China on or before Wednesday, 20 June, 2007 personally or by mail or by fax (fax number: (8610) 8229 8158).

*	For identification purpose only

About the Company
Our contact information of this release is:

*	Business address: No. 62 North Xizhimen Street, Hai Dian District, Beijing, People's Republic of China 100088
*	Telephone number: (86-10) 8229 8103
*	Website: http://www.chinalco.com.cn
*	Contact person: Liu Qiang, Company Secretary